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                                                                     Exhibit 1.2

                              INVESTMENT AGREEMENT

     THIS INVESTMENT AGREEMENT (this "Agreement") is dated as of June 27, 2002, between Ares Management, L.P. ("Ares") and Artemis S.A. ("Artemis" and, together with Ares, the "Major Parties").

     WHEREAS, Ares and Artemis have considered making a joint proposal to the special committee of the board of directors of Samsonite Corporation (the "Company") for a transaction to recapitalize the Company (the
"Recapitalization"), the principal terms of which would be as set forth in this Agreement and the letter attached hereto as Attachment 1;

     NOW THEREFORE, as a condition to the willingness of the Major Parties to make such a joint proposal and pursue the Recapitalization the Major Parties hereby agree as follows:

     1. Stockholders Agreement. In connection with the Recapitalization and their acquisition of the voting convertible preferred stock of the Company ("New Preferred" and, together with all shares of Common Stock of the Company ("Common Stock") into which such New Preferred shall have been converted, but specifically excluding the Pre-Existing Securities, the "Securities"), Ares and its affiliates and certain other initial investors in the New Preferred acting as a group with Ares (the "Ares Group" or "Group") and Artemis and its affiliates ("Artemis Group" or "Group") shall (i) negotiate and, upon the consummation of the Recapitalization, enter into a Stockholders Agreement with the Company, the other holders of the New Preferred and certain other security holders of the Company (the "Stockholders Agreement") and (ii) amend the Company's certificate of incorporation, in each case on the terms set forth below and such other terms and provisions as are mutually agreed upon by the Major Parties. The term "Pre-Existing Securities" means the existing equity securities of the Company held by the members of the Groups prior to consummation of the Recapitalization (and any shares of Common Stock received by such members in exchange therefor).

          (A) Veto Rights. The Major Parties agree that in connection with, and as a condition to, the Recapitalization, the Company's certificate of incorporation shall be amended to provide that no Significant Action may be authorized by the board of directors except upon the receipt of the approval of each of the Major Parties, provided, that such approval will only be required of a Major Party so long as such Major Party's Group beneficially owns Securities constituting at least 51% on an as-converted basis of the number of shares of Common Stock underlying the Securities such group held immediately after consummation of the Recapitalization. The term "Significant Action" will be defined to include (a) any merger, consolidation, sale, lease or other conveyance of assets of the Company or its subsidiaries with a fair market value in excess of $25 million or any purchase, lease or other acquisition of assets (including securities of another person) with a fair market value or purchase price in excess of $25 million by the Company or its subsidiaries; (b) (i) any issuance of preferred securities by the Company, (ii) any issuance of equity securities by the Company (other than in connection with the Approved IPO or in connection with a previously approved management incentive plan) with a fair market value in excess of $20 million in any 12 month period, (iii) any

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     issuance of equity securities by any of the Company's subsidiaries and
     (iv) any guarantee of or incurrence of debt in excess of $20 million in any 12 month period (other than trade debt in the ordinary course of business or ordinary incurrences of debt under the Company's revolving credit facilities, the terms of which have been previously approved pursuant to the provisions hereof) by the Company and its subsidiaries, and the entering into of any agreements to do any of the foregoing; (c) declaring or paying dividends or making distributions with respect to securities (other than dividends on the New Preferred in accordance with the terms of the New Preferred) or repurchasing, redeeming or otherwise retiring any securities, other than repayments or redemptions of debt securities previously approved pursuant to clause (b) in accordance with their terms or repurchases of securities held by employees of the Company upon termination of employment; (d) any transactions between the Company and any Major Party or any affiliate of a Major Party; (e) prior to the third anniversary of the Recapitalization, (i) the filing of any registration statement under the Securities Act of 1933, as amended, registering the sale of capital stock of the Company or (ii) the non-U.S. public offering and sale of capital stock of the Company (in each case, other than the Approved IPO); (f) changing the composition, or materially changing the compensation, of the Company's senior management; (g) changes to, or waivers of any of the provisions in, the organizational documents of the Company or any of its subsidiaries; (h) commencement of any liquidation, dissolution or voluntary bankruptcy or reorganization; and (i) significant changes to the scope or nature of the Company's business and operations. The term "Approved IPO" will mean (x) prior to the fifth anniversary of the consummation of the Recapitalization, the first firm commitment underwritten public offering (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering an offer and sale of Common Stock for the account of the Company to the public, or
     (ii) in accordance with applicable non-U.S. laws, rules and regulations in connection with the non-U.S. public offering and sale of capital stock of the Company, in each case (A) the public offering price of which is not less than 200% of the then-applicable conversion price of the New Preferred, (B) will result in net proceeds to the Company and/or its stockholders of not less than $100 million and (C) would result in (x) a sale of not less than 17.5% of the shares of Common Stock then held by each Group (on an as converted basis) or (y) an issuance of newly issued shares of Common Stock that, when aggregated with the sales of Common Stock by each Group in such public offering, would result in each Group's aggregate beneficial ownership of the total issued and outstanding shares of Common Stock of the Company (on an as converted basis), when expressed as a percentage thereof, being reduced by not less than 17.5% of such percentage, and (z) thereafter, the first firm commitment underwritten public offering (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (ii) in accordance with applicable non-U.S. laws, rules and regulations in connection with the non-U.S. public offering and sale of capital stock of the Company, in each case under this clause (y) filed or commenced no earlier than 30 days following delivery by the Company to the Major Parties of its intention to file such registration statement and covering an offer and sale of Common Stock for the account of the Company to the public, provided that in the event either Major Party elects to exercise its rights described in paragraph 1(G) below during such 30 day period, any such underwritten public

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     offering shall not constitute an Approved IPO and shall be discontinued
     unless otherwise approved in accordance with the above.

          (B) Board Composition. The Major Parties intend that the board of directors will consist of 9 directors. Of the 9 directors, 4 of the directors will be nominated by the Ares Group (of which at least 1 will be independent), 4 of the directors will be nominated by the Artemis Group (of which at least 1 will be independent), and 1 of the directors will be the CEO; provided that the number of directors each Group is entitled to nominate will be reduced to (w) 3 directors at any time such Group owns less than 51% of the Securities held by it immediately after consummation of the Recapitalization, (x) 2 directors at any time such Group owns less than 30% of the Securities held by it immediately after consummation of the Recapitalization, (y) 1 director at any time such Group owns less than 20% of the Securities held by it immediately after consummation of the Recapitalization, and (z) 0 directors at any time such Group owns less than 10% of the Securities held by it immediately after consummation of the Recapitalization. The Major Parties agree that each of their Groups shall have the right to have at least one of its nominees as a member of each committee of the Board of Directors and that neither Group will be permitted to have a larger proportion of its nominees on any committee of the board of directors than the other Group without such other Group's consent. The Major Parties agree to, and agree to cause their nominees of their respective Groups to, cast such votes as may be necessary to effectuate the foregoing, including to vote, and to cause such nominees to the board of directors to vote, in favor of the other Group's nominees (including in connection with the filling of any vacancies among the other Major Party's nominees).

          (C) Right of First Offer. If any party to the Stockholders Agreement other than a member of the Ares Group or a member of the Artemis Group proposes to sell all or any portion of the equity securities of the Company held by such party ("Subject Securities") to a third party, such party ("Offeror") shall be obligated to offer the Subject Securities first to the Groups ("Offerees") on a pro rata basis based on their relative percentage ownership of Securities (and excluding Pre-Existing Securities) at a price per share ("Offered Price") designated by the Offeror. The Offerees will have 30 days to elect to purchase all or any portion of the Subject Securities at the Offered Price. If the Offerees do not elect to purchase all or any portion of the Subject Securities at the Offered Price prior to the end of such 30-day period, the Offeror will have the right to sell such unpurchased Subject Securities for a period of 90 days at not less than the Offered Price.

          (D) Tag-Along. Not less than 30 days prior to a sale by a Group or any member thereof to any third party of Securities of the Company constituting more than 20% of the Common Stock of the Company on a fully-diluted basis, each selling member of such Group shall provide written notice to the other Group. Such other Group shall have not less than 30 days after receipt of such notice to elect to participate on substantially the same terms (without paying any portion of the transactions costs associated with the sale except for their own legal expense and selling commissions) in any such sale, such participation to be pro rata as between Groups based on the number of Securities and Pre-Existing Securities held by each Group.

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          (E) Demand Registration Rights. The aggregate amount of demand registration rights granted to each Group will be 6, which demand registration rights may not be exercised prior to the earlier of (x) the first anniversary of the consummation of the Approved IPO and (y) the third anniversary of the consummation of the Recapitalization. The demand registration rights will be divided as follows: (i) the Ares Group will have the right to exercise two demand registrations in its sole discretion ("Individual Demand") in which it will have priority and will be entitled to include on the same priority basis Common Stock held by certain initial investors in the New Preferred as it shall determine in its discretion;
     (ii) the Artemis Group will have the right to exercise two demand registrations with respect to any Common Stock held by the Artemis Group, whether issued on conversion of the New Preferred or otherwise, in its sole discretion ("Individual Demand") in which it will have priority; and (iii) the two remaining demand registration rights will be exercised jointly by both Groups ("Collective Demand"). If a Group elects to exercise an Individual Demand ("Exercising Party"), the other Group ("Non-Exercising Party") may elect to include its Common Stock in the related registration on a pari passu basis, in which case such demand will cease to be an Individual Demand and will constitute a Collective Demand; provided, that no Group may elect to include its Common Stock in an Individual Demand of the other Group on a pari passu basis more than one time. If the Non-Exercising Party does not elect to include its Common Stock in an Individual Demand of the other Exercising Party on a pari passu basis, it may elect to include its Common Stock in such Individual Demand on a subordinate basis. In the event that a Group is cut-back below 75% of the Common Stock proposed to be registered by such Group in any of its Individual Demands, such registration shall not constitute an Individual Demand.

          (F) Piggy-Back Registration Rights. Commencing with the first registration of Common Stock for sale by the Company or any Exercising Party, the parties to the Stockholders Agreement will be entitled to unlimited "piggy-back" registration rights on Company registrations and demand registrations, subject to cutbacks in favor of newly-issued shares, in the case of Company registrations, and newly-issued shares and Common Stock being registered by the Exercising Party, in the case of a demand registration (which cutbacks may be 100% if requested by the underwriters for such offering).

          (G) Sale After Five Years. On and after the fifth anniversary of the consummation of the Recapitalization, if either Major Party wishes to cause a sale of the Company, the Company shall take all reasonably necessary or advisable actions to pursue such a sale (whether by stock sale, asset sale or merger) at the maximum price attainable, including without limitation hiring one or more financial advisors to identify potential purchasers (including using an auction process) in connection with, and to otherwise facilitate, such a sale. Any Major Party or member of its Group may participate as a potential purchaser or bidder in any such sale on the same terms and conditions as other potential purchasers and bidders, but in such case shall be excluded from the sale process other than in its capacity as a potential purchaser or bidder. In the event that any offer received in connection with such proposed sale that is acceptable to at least one Major Party, including a sale to a Major Party or member of its Group, that would provide each Major Party with a minimum of 20% internal rate of return on their investments in the

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     Recapitalization or an equivalent return on capital or such higher return as mutually agreed to by the Major Parties from time to time, then the Company, each Major Party and each other party to the Stockholders Agreement shall be required to take all necessary action to consummate a sale of the Company to the offering or bidding party that offers the greatest amount of consideration to the Company or its stockholders, as applicable, including, in the case of the Company stockholders, selling their Company equity securities to the purchaser in such sale or otherwise approving or consenting to such sale, as required in connection with such sale.

          (H) Assignment of Rights. No Major Party nor any transferee thereof will be permitted to transfer its rights specific to it under the Stockholders Agreement (including the rights set forth in paragraph 1(A) hereof) other than to an affiliate of such Major Party.

          (I) Approved IPO. Each Major Party agrees that at any time the other Major Party desires to pursue an Approved IPO, it will, and will cause its Group to, support and do all things necessary to approve, and to cause the board of directors to approve, the Approved IPO. To the extent required by the managing underwriter in connection with the Approved IPO, the Major Parties shall do all things necessary to cause the terms of the Stockholders Agreement as shall be designated by the managing underwriter as materially unfavorable to the marketing of the Approved IPO (but excluding those terms described in paragraphs 1(C), (D), (E), (F) and (H) above and paragraph 2 below) to be modified or terminated; provided, that the terms described in paragraph 1(B) above shall only be modified or terminated to the extent necessary to meet applicable listing requirements.

     2. Standstill. Neither Major Party nor any member of its Group shall acquire beneficial ownership of any equity securities of the Company, whether in the Recapitalization or otherwise, without the prior written consent of the other Major Party, except that, in the Recapitalization and at any time prior to the Approved IPO, either Major Party or member of its Group may acquire capital stock of the Company to the extent that the aggregate beneficial ownership by such Group of the voting power of the Company's capital stock (the "Voting Power") and of the economic ownership of the Company does not exceed 40%. Any such securities so acquired shall be subject to the terms of the Stockholder Agreement. The Stockholders Agreement will contain a provision substantially similar to this paragraph 2.

     3. Voting Rights/Absence of Voting Agreements. Each Group represents that it is not party to, and covenants not to enter into (without the other Major Party's prior written consent), any agreement, arrangement, understanding or relationship, whether formal or informal, with any holder of Company securities (other than other members of its Group, its affiliates or the other Major Party) relating to the voting of any Company securities held by unrelated holders.

     4. Funding Commitment; Equity Equalization. Subject to the satisfaction of all conditions set forth in Attachment 1 and in any definitive documentation relating to the Recapitalization, in each case to the satisfaction of each Major Party at the consummation of the Recapitalization, (a) Ares agrees that the Ares Group and its co-investors will purchase $100

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million (based on liquidation preference) of New Preferred Stock and (b) Artemis agrees that the Artemis Group will purchase $60 million (based on liquidation preference) of New Preferred Stock. The Major Parties acknowledge and agree that it is their intent that the Ares Group and the Artemis Group shall beneficially own the same proportion of the Voting Power and will work together in good faith to accomplish such intent.

     5. Fees. Each Major Party agrees that all restructuring and similar fees received by such party from the Company in connection with the Recapitalization and all management, financial advisory or similar fees received from the Company after the Recapitalization shall be split equally between the Major Parties.

     6. Support of the Recapitalization. Each Major Party agrees (a) to use all reasonable efforts to cause the Recapitalization to occur, (b) to vote, and to cause its affiliates to vote, all of their respective shares of capital stock
(i) in favor of (or to consent to) the Recapitalization and any part thereof requiring stockholder approval, and (ii) against any other proposal which is an alternative to, or would render more difficult the completion of, the Recapitalization (a "Competing Proposal") and (c) that it will not cause any other security holder of the Company (i) to not support, vote in favor of or consent to the Recapitalization or (ii) to support, vote in favor of or consent to any Competing Proposal, in each case subject to the satisfaction of all conditions set forth in Attachment 1 or in any definitive documentation relating to the Recapitalization.

     7. Definitive Agreements. The Major Parties shall have no legal obligation to engage in or consummate the Recapitalization unless and until the Major Parties enter into definitive agreements relating thereto, and no Major Party shall have any liability for failure to enter into any such definitive agreements.

     8. Exclusivity. Each Major Party agrees that prior to the Termination Date, it will not, without the consent of the other Major Party, directly or indirectly seek, solicit, support or encourage any restructuring, recapitalization, sale, liquidation or merger of, or similar transaction with respect to, the Company or any of its subsidiaries other than the Recapitalization as described in this Agreement and Attachment 1 hereto.

     9. Termination. This Agreement shall terminate and shall be of no further force and effect on the earlier of (a) the Termination Date and (b) the date on which definitive documentation with respect to the Recapitalization is executed by the Major Parties hereto and the Company. The term "Termination Date" means
(x) if the proposal attached as Attachment 1 hereto is executed by the Company on or prior to July 10, 2002 (or such later date as agreed to in writing by the Major Parties), the date that is sixty (60) calendar days following such execution by the Company and (y) otherwise, July 10, 2002 (or such later date as agreed to in writing by the Major Parties.

     10. Binding Agreement; No Third Party Beneficiaries. This letter shall not be binding upon or enforceable against any Major Party unless and until executed by each Major Parties in the spaces provided below, at which time it shall become binding upon and enforceable against each Major Party. Neither this letter nor any provision hereof is intended to or shall confer upon any person other than the Major Parties any rights, powers of enforcement or remedies hereunder.

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     11. Miscellaneous. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflict of laws provisions thereof and may be amended, modified or waived only by a separate writing executed by each of the Major Parties hereto. This Agreement may be executed in two or more counterparts, all of which taken together will constitute one binding agreement. Each of the Major Parties hereto agrees that any action or proceeding based hereon shall be brought and maintained exclusively in the courts of the State of New York located in the city and county of New York or in the United States District Court for the Southern District of New York. Each of the Major Parties hereto hereby irrevocably submits to the jurisdiction of the foregoing courts for the purpose of any such action or proceeding and irrevocably agrees to be bound by any judgment rendered thereby in connection with such action or proceeding. Each of the Major Parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may have or hereafter may have to the laying of venue of any such action or proceeding brought in any of the foregoing courts and any claim that any such action or proceeding has been brought in an inconvenient forum.

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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

                             ARES MANAGEMENT, L.P.

                             By: /s/ Eric Beckman
                                ----------------------------
                                Name:  Eric Beckman
                                Title: Managing Director

                            ARTEMIS S.A.

                            By: /s/ Francois-Henri Pinault
                               -----------------------------
                               Name: Francois-Henri Pinault
                               Title:


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